Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three months ended March 31, 2022 and 2021

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

(thousands of U.S. dollars, except per share amounts)	Three months ended March 31
	2022	2021
Revenue
Regulated electricity distribution	$280,694	$333,973
Regulated gas distribution	263,434	198,614
Regulated water reclamation and distribution	78,631	54,550
Non-regulated energy sales	88,220	30,783
Other revenue	24,718	16,622
	735,697	634,542
Expenses
Operating expenses	212,002	180,057
Regulated electricity purchased	99,183	169,399
Regulated gas purchased	132,566	73,381
Regulated water purchased	2,823	2,742
Non-regulated energy purchased	14,906	7,928
Administrative expenses	17,452	16,643
Depreciation and amortization	119,964	97,439
Loss on foreign exchange	262	862
	599,158	548,451
Gain on sale of renewable assets (note 13(d))	1,200	—
Operating income	137,739	86,091
Interest expense	(57,943)	(49,580)
Loss from long-term investments (note 6)	(10,689)	(50,507)
Other net losses (note 16)	(4,730)	(8,384)
Pension and other post-employment non-service costs (note 8)	(2,578)	(3,684)
Gain on derivative financial instruments (note 21(b)(iv))	251	1,089
Earnings (loss) before income taxes	62,050	(24,975)
Income tax recovery (expense) (note 15)
Current	(6,304)	(3,375)
Deferred	(3,148)	25,013
	(9,452)	21,638
Net earnings (loss)	52,598	(3,337)
Net effect of non-controlling interests (note 14)
Non-controlling interests	40,942	19,965
Non-controlling interests held by related party	(2,575)	(2,681)
	$38,367	$17,284
Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$90,965	$13,947
Preferred shares, Series A and preferred shares, Series D dividend (note 12)	2,220	2,214
Net earnings attributable to common shareholders of Algonquin Power & Utilities Corp.	$88,745	$11,733
Basic and diluted net earnings per share (note 17)	$0.13	$0.02
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income

(thousands of U.S. dollars)	Three months ended March 31
	2022	2021
Net earnings (loss)	$52,598	$(3,337)
Other comprehensive income (loss) (“OCI”):
Foreign currency translation adjustment, net of tax recovery of $3,310 and $536, respectively (notes 21(b)(iii) and 21(b)(iv))	7,845	(273)
Change in fair value of cash flow hedges, net of tax recovery of $22,298 and expense of $2,685, respectively (note 21(b)(ii))	(58,886)	7,644
Change in pension and other post-employment benefits, net of tax expense of $2 and $138, respectively (note 8)	7	1,620
OCI, net of tax	(51,034)	8,991
Comprehensive income	1,564	5,654
Comprehensive loss attributable to the non-controlling interests	(37,680)	(16,899)
Comprehensive income attributable to shareholders of Algonquin Power & Utilities Corp.	$39,244	$22,553
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of U.S. dollars)
	March 31,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$93,212	$125,157
Trade and other receivables, net (note 4)	437,089	403,426
Fuel and natural gas in storage	57,975	74,209
Supplies and consumables inventory	111,383	103,552
Regulatory assets (note 5)	167,825	158,212
Prepaid expenses	59,927	54,548
Derivative instruments (note 21)	9,119	3,486
Other assets	15,079	16,153
	951,609	938,743
Property, plant and equipment, net	11,770,209	11,042,446
Intangible assets, net	107,422	105,116
Goodwill	1,302,119	1,201,244
Regulatory assets (note 5)	1,087,287	1,009,413
Long-term investments (note 6)
Investments carried at fair value	1,809,298	1,848,456
Other long-term investments	492,439	495,826
Derivative instruments (note 21)	28,799	17,136
Deferred income taxes	26,832	31,595
Other assets	93,850	95,861
	$17,669,864	$16,785,836
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets (continued)

(thousands of U.S. dollars)
	March 31,	December 31,
	2022	2021
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$113,682	$185,291
Accrued liabilities	458,003	428,733
Dividends payable (note 12)	115,074	114,544
Regulatory liabilities (note 5)	75,803	65,809
Long-term debt (note 7)	18,285	356,397
Other long-term liabilities (note 9)	162,312	167,908
Derivative instruments (note 21)	36,325	38,569
Other liabilities	9,610	7,461
	989,094	1,364,712
Long-term debt (note 7)	7,173,090	5,854,978
Regulatory liabilities (note 5)	550,951	510,380
Deferred income taxes	511,690	530,187
Derivative instruments (note 21)	112,816	81,676
Pension and other post-employment benefits obligation	229,984	226,387
Other long-term liabilities (note 9)	509,661	515,911
	10,077,286	9,084,231
Redeemable non-controlling interests (note 14)
Redeemable non-controlling interest, held by related party (note 13(b))	306,528	306,537
Redeemable non-controlling interests	11,243	12,989
	317,771	319,526
Equity:
Preferred shares	184,299	184,299
Common shares (note 10(a))	6,057,249	6,032,792
Additional paid-in capital	1,158	2,007
Retained earnings (deficit)	(315,879)	(288,424)
Accumulated other comprehensive loss (“AOCI”) (note 11)	(123,398)	(71,677)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	5,803,429	5,858,997
Non-controlling interests
Non-controlling interests	1,397,133	1,441,924
Non-controlling interest, held by related party (note 13(c))	74,245	81,158
	1,471,378	1,523,082
Total equity	7,274,807	7,382,079
Commitments and contingencies (note 19)
Subsequent events (notes 7(a), 10(b))
	$17,669,864	$16,785,836
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of U.S. dollars) For the three months ended March 31, 2022

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Retained earnings (deficit)	AOCI	Non- controlling interests	Total
Balance, December 31, 2021	$6,032,792	$184,299	$2,007	$(288,424)	$(71,677)	$1,523,082	$7,382,079
Net earnings	—	—	—	90,965	—	(38,367)	52,598
Effect of redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(1,196)	(1,196)
OCI	—	—	—	—	(51,721)	687	(51,034)
Dividends declared and distributions to non-controlling interests	—	—	—	(96,254)	—	(16,558)	(112,812)
Dividends and issuance of shares under dividend reinvestment plan	21,540	—	—	(21,540)	—	—	—
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	3,730	3,730
Common shares issued upon conversion of convertible debentures	6	—	—	—	—	—	6
Common shares issued under employee share purchase plan	1,306	—	—	—	—	—	1,306
Share-based compensation	—	—	1,622	—	—	—	1,622
Common shares issued pursuant to share-based awards	1,605	—	(2,471)	(626)	—	—	(1,492)
Balance, March 31, 2022	$6,057,249	$184,299	$1,158	$(315,879)	$(123,398)	$1,471,378	$7,274,807
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity (continued)

(thousands of U.S. dollars) For the three months ended March 31, 2021

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2020	$4,935,304	$184,299	$60,729	$45,753	$(22,507)	$458,612	$5,662,190
Net earnings (loss)	—	—	—	13,947	—	(17,284)	(3,337)
Effect of redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(963)	(963)
OCI	—	—	—	—	8,606	385	8,991
Dividends declared and distributions to non-controlling interests	—	—	—	(74,177)	—	(6,201)	(80,378)
Dividends and issuance of shares under dividend reinvestment plan	22,651	—	—	(22,651)	—	—	—
Contributions received from non-controlling interests, net of cost	—	—	6,919	—	(6,371)	214,952	215,500
Common shares issued upon public offering, net of tax effected cost	127,427	—	—	—	—	—	127,427
Issuance of common shares under employee share purchase plan	1,316	—	—	—	—	—	1,316
Share-based compensation	—	—	1,561	—	—	—	1,561
Common shares issued pursuant to share-based awards	5,993	—	(9,578)	(3,202)	—	—	(6,787)
Non-controlling interest assumed on asset acquisition	—	—	—	—	—	29,141	29,141
Balance, March 31, 2021	$5,092,691	$184,299	$59,631	$(40,330)	$(20,272)	$678,642	$5,954,661
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Three months ended March 31
	2022	2021
Cash provided by (used in):
Operating Activities
Net earnings (loss)	$52,598	$(3,337)
Adjustments and items not affecting cash:
Depreciation and amortization	119,964	97,439
Deferred taxes	3,148	(25,013)
Unrealized gain on derivative financial instruments	(68)	(943)
Share-based compensation	(365)	1,197
Cost of equity funds used for construction purposes	(509)	9
Change in value of investments carried at fair value	40,507	71,745
Pension and post-employment expense lower than contributions	(5,613)	(3,658)
Distributions received from equity investments, net of income	2,102	5,537
Other	2,605	2,018
Net change in non-cash operating items (note 20)	(48,148)	(388,518)
	166,221	(243,524)
Financing Activities
Increase in long-term debt	2,572,530	2,523,221
Repayments of long-term debt	(1,636,910)	(1,747,081)
Issuance of common shares, net of costs	1,306	128,743
Cash dividends on common shares	(93,381)	(70,008)
Dividends on preferred shares	(2,220)	(2,214)
Contributions from non-controlling interests and redeemable non-controlling interests	—	210,673
Production-based cash contributions from non-controlling interest	3,730	4,832
Distributions to non-controlling interests, related party (note 13(b) and (c))	(10,006)	(6,982)
Distributions to non-controlling interests	(8,349)	(1,088)
Payments upon settlement of derivatives	(26,254)	(33,782)
Shares surrendered to fund withholding taxes on exercised share options	(626)	(809)
Increase in other long-term liabilities	5,199	38,874
Decrease in other long-term liabilities	(1,234)	(492)
	803,785	1,043,887
Investing Activities
Additions to property, plant and equipment and intangible assets	(327,699)	(295,389)
Increase in long-term investments	(47,257)	(467,206)
Acquisitions of operating entities (note 3)	(632,711)	—
Increase in other assets	(2,464)	(447)
Receipt of principal on development loans receivable	122	—
Decrease in long-term investments	2,403	—
Other proceeds	—	4,344
	(1,007,606)	(758,698)
Effect of exchange rate differences on cash and restricted cash	562	50
Increase (decrease) in cash, cash equivalents and restricted cash	(37,038)	41,715
Cash, cash equivalents and restricted cash, beginning of period	161,389	130,018
Cash, cash equivalents and restricted cash, end of period	$124,351	$171,733

Algonquin Power & Utilities Corp. Unaudited Interim Consolidated Statements of Cash Flows (continued)

(thousands of U.S. dollars)	Three months ended March 31
	2022	2021
Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$61,606	$56,361
Cash paid (refund received) during the period for income taxes	$1,210	$(985)
Cash received during the period for distributions from equity investments	$34,091	$26,785
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$83,319	$120,535
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$24,451	$29,960
Property, plant and equipment, intangible assets and accrued liabilities in exchange of note receivable	$—	$87,128
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
Algonquin Power & Utilities Corp. (“AQN” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. AQN's operations are organized across two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The Regulated Services Group owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Renewable Energy Group owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation assets.
1.Significant accounting policies
(a)Basis of preparation
The accompanying unaudited interim consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim consolidated financial statements of AQN are consistent with those disclosed in the consolidated financial statements of AQN as at and for the year ended December 31, 2021.
(b)Seasonality
AQN's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the applicable regulatory authority and is not affected by usage. AQN's electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics. During the winter period, natural gas distribution utilities generally experience higher demand than during the summer period. AQN’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water, which is normally higher during drier and hotter months of the summer. AQN’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. For AQN's wind energy assets, wind resources are typically stronger in spring, fall and winter, and weaker in summer. AQN's solar energy assets generally experience greater insolation in summer, weaker in winter.
(c)Foreign currency translation
AQN’s reporting currency is the U.S. dollar. Within these unaudited interim consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with “C$”, in Chilean pesos with "CLP" and in Chilean Unidad de Fomento with "CLF" immediately prior to the stated amount.
2.     Recently adopted accounting pronouncements
The FASB issued ASU 2021-05, Leases (Topic 842): Lessors — Certain Leases with Variable Lease Payments to address concerns relating to day-one losses for sales-type or direct financing leases with variable payments that do not depend on a reference index or rate. The update amends the lease classification requirements for lessors to align them with past practice under Topic 840, Leases. The adoption of this update did not have an impact on the unaudited interim consolidated financial statements.
The FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity to address the complexity associated with accounting for certain financial instruments with characteristics of liabilities and equity. The number of accounting models for convertible debt instruments and convertible preferred stock is being reduced and the guidance has been amended for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions. The adoption of this update did not have an impact on the unaudited interim consolidated financial statements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
2.     Recently adopted accounting pronouncements (continued)
The FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to ease the potential burden in accounting for reference rate reform. The amendments apply to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of the reference rate reform. The FASB issued an update to Topic 848 in ASU 2021-01 to clarify that the scope of Topic 848 includes derivatives affected by the discounting transition. The adoption of this update did not have an impact on the unaudited interim consolidated financial statements.
3.Business and assets acquisitions
Acquisition of New York American Water Company, Inc.
Effective January 1, 2022, the Company completed the acquisition of New York American Water Company, Inc. (subsequently renamed Liberty Utilities (New York Water) Corp. (“Liberty NY Water”)). Liberty NY Water is a Merrick, New York based regulated water and wastewater utility company, serving customers in seven counties in southeastern New York.
A purchase price of $608,000 (before closing adjustments) was paid for this acquisition. The costs related to this acquisition have been expensed through the consolidated statement of operations. The following table summarizes the preliminary allocation of the acquisition prices of the assets acquired and liabilities assumed at the acquisition date:

Working capital	$5,020
Property, plant and equipment	526,785
Goodwill	86,849
Regulatory assets	67,319
Other assets	4,507
Pension and other post-employment obligations	(13,402)
Regulatory liabilities	(60,039)
Other liabilities	(8,026)
Total net assets acquired	609,013
Cash and cash equivalents	57
Net assets acquired, net of cash and cash equivalents	$608,956
The determination of the fair value of assets acquired and liabilities assumed is based upon management's estimates and certain assumptions. Due to the timing of the acquisition, the Company has not finalized the fair value measurements. In particular, the valuation of regulatory assets and liabilities and deferred income taxes have not been completed. The Company will continue to review information and perform further analysis prior to finalizing the fair value of assets acquired and liabilities assumed.
Goodwill represents the excess of the purchase price over the aggregate fair value of net assets acquired. The contributing factors to the amount recorded as goodwill include future growth, potential synergies, and cost savings in the delivery of certain shared administrative and other services.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
4.Accounts receivable
Accounts receivable as at March 31, 2022 include unbilled revenue of $100,280 (December 31, 2021 - $102,693) from the Company’s regulated utilities. Accounts receivable as at March 31, 2022 are presented net of allowance for doubtful accounts of $29,238 (December 31, 2021 - $19,327).

5.Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the respective authorities of the jurisdictions in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. Except for ESSAL, these utilities operate under cost-of-service regulation as administered by these authorities. The Company’s regulated utility operating companies are accounted for under the principles of ASC 980, Regulated Operations. Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the unaudited interim consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period.

Utility	State, province or country	Regulatory proceeding type	Details
Empire Electric System	Missouri	General rate review	On April 6, 2022, the regulator approved an annual base rate revenue increase of $35,516, as well as another $4,000 in revenues associated with the Empire Wind Facilities. Empire Electric System expects to file updated tariffs in May 2022 for new rates to become effective in the second quarter of 2022.

Empire filed a petition for securitization of the costs associated with the impact of the Midwest Extreme Weather Event and the retirement of Asbury on January 19, 2022 and March 1, 2022, respectively. The commission approved the consolidation of the two petitions but reserved the right to deconsolidate at its discretion.
BELCO	Bermuda	General rate review
On March 18, 2022, the regulator issued a final decision authorizing $224,056 and $226,160 in revenue for 2022 and 2023 respectively at a weighted average cost of capital or return of 7.16% in each year. The new rates are effective from April 1, 2022. On April 7, 2022, Belco filed an appeal in the Supreme Court of Bermuda challenging the decisions made through the recent Retail Tariff Review.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	March 31, 2022	December 31, 2021
Regulatory assets
Fuel and commodity cost adjustments	352,632	339,900
Retired generating plant	182,573	185,073
Pension and post-employment benefits	140,430	134,141
Rate adjustment mechanism	120,505	117,309
Income taxes	98,979	79,472
Environmental remediation	79,395	81,802
Deferred capitalized costs	74,773	62,599
Wildfire mitigation and vegetation management	42,687	35,789
Debt premium	30,198	34,204
Asset retirement obligation	27,208	26,810
Clean energy and other customer programs	26,268	26,015
Cost of removal	10,787	—
Rate review costs	9,341	9,167
Long-term maintenance contract	7,978	9,134
Other	51,358	26,210
Total regulatory assets	$1,255,112	$1,167,625
Less: current regulatory assets	(167,825)	(158,212)
Non-current regulatory assets	$1,087,287	$1,009,413

Regulatory liabilities
Income taxes	$326,919	$295,720
Cost of removal	191,605	191,981
Pension and post-employment benefits	55,647	34,468
Clean energy and other customer programs	15,691	14,829
Fuel and commodity costs adjustments	10,144	18,229
Rate adjustment mechanism	4,582	3,316
Rate base offset	4,476	4,998
Other	17,690	12,648
Total regulatory liabilities	$626,754	$576,189
Less: current regulatory liabilities	(75,803)	(65,809)
Non-current regulatory liabilities	$550,951	$510,380

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments
Long-term investments consist of the following:

	March 31, 2022	December 31, 2021
Long-term investments carried at fair value
Atlantica	$1,717,130	$1,750,914
Atlantica Yield Energy Solutions Canada Inc.	90,012	95,246
Other	2,156	2,296
	$1,809,298	$1,848,456
Other long-term investments
Equity-method investees (a)	$401,607	$433,850
Development loans receivable from equity-method investees (a)	63,150	31,468
Other	27,682	30,508
	$492,439	$495,826

Income (loss) from long-term investments from the three months ended March 31 is as follows:

	Three months ended March 31
	2022	2021
Fair value loss on investments carried at fair value
Atlantica	$(33,784)	$(64,433)
Atlantica Yield Energy Solutions Canada Inc.	(6,580)	(7,312)
Other	(143)	—
	$(40,507)	$(71,745)
Dividend and interest income from investments carried at fair value
Atlantica	$21,544	$20,564
Atlantica Yield Energy Solutions Canada Inc.	7,294	4,344
Other	(2)	—
	$28,836	$24,908
Other long-term investments
Equity method loss	(4,531)	(5,554)
Interest and other income	5,513	1,884
	$982	$(3,670)
Loss from long-term investments	$(10,689)	$(50,507)

(a)Equity-method investees and development loans receivable from equity investees
The Company has non-controlling interests in various corporations, partnerships and joint ventures with a total carrying value of $401,607 (December 31, 2021 - $433,850), including investments in variable interest entities ("VIEs") of $93,076 (December 31, 2021 - $86,202).
During 2021, the Company acquired a 51% interest in four operating wind facilities located in Texas (“Texas Coastal Wind Facilities”). All facilities have achieved commercial operations. The Company does not control the entities and therefore accounts for its 51% interest using the equity method. As at March 31, 2022, the Company had issued $119,750 in letters of credit and guarantees of performance obligations under energy purchase agreements and decommissioning obligations on behalf of the Texas Coastal Wind Facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments (continued)
Summarized combined information for AQN's investments in significant partnerships and joint ventures is as follows:

	March 31, 2022	December 31, 2021
Total assets	$2,277,093	$2,126,934
Total liabilities	1,181,482	945,971
Net assets	$1,095,611	$1,180,963
AQN's ownership interest in the entities	300,320	327,555
Difference between investment carrying amount and underlying equity in net assets(a)	101,287	106,295
AQN's investment carrying amount for the entities	$401,607	$433,850
(a) The difference between the investment carrying amount and the underlying equity in net assets relates primarily to development fees, interest capitalized while the projects are under construction, the fair value of guarantees provided by the Company in regards to the investments and transaction costs.

Except for Liberty Global Energy Solutions B.V. (“Liberty Global Energy Solutions”), the development projects are considered VIEs due to the level of equity at risk and the disproportionate voting and economic interests of the shareholders. The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company has agreed to provide cash advances and credit support for the continued development and construction of the equity investees' projects. As at March 31, 2022, the Company had issued letters of credit and guarantees of performance obligations under: a security of performance for a development opportunity; wind turbine and solar panel supply agreements; interconnection agreements; engineering, procurement and construction agreements; energy purchase agreements; and construction loan agreements. The fair value of the support provided recorded as at March 31, 2022 amounts to $6,223 (December 31, 2021 - $4,612).
Summarized combined information for AQN's VIEs is as follows:

	March 31, 2022	December 31, 2021
AQN's maximum exposure in regards to VIEs
Carrying amount	$93,076	$86,202
Development loans receivable	63,150	31,468
Performance guarantees and other commitments on behalf of VIEs	508,867	409,232
	$665,093	$526,902
The commitments are presented on a gross basis assuming no recoverable value in the assets of the VIEs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		March 31, 2022	December 31, 2021
Senior unsecured revolving credit facilities (a)	—	2022-2024	N/A		$150,306	$368,806
Senior unsecured bank credit facilities (b)	—	2022-2031	N/A		757,233	141,956
Commercial paper	—	2022	N/A		—	338,700
U.S. dollar borrowings
Senior unsecured notes (Green Equity Units)	1.18%	2026		$1,150,000	1,140,732	1,140,801
Senior unsecured notes	3.46%	2022-2047		$1,700,000	1,690,147	1,689,792
Senior unsecured utility notes	6.34%	2023-2035		$142,000	155,159	155,571
Senior secured utility bonds	4.71%	2026-2044		$556,216	557,346	558,177
Canadian dollar borrowings
Senior unsecured notes (c)	3.68%	2027-2050	C$	1,200,000	957,098	1,099,403
Senior secured project notes	10.21%	2027	C$	22,320	17,861	18,344
Chilean Unidad de Fomento borrowings
Senior unsecured utility bonds	4.18%	2028-2040	CLF 1,753		85,141	77,963
					$5,511,023	$5,589,513
Subordinated borrowings
Subordinated unsecured notes (d)	5.25%	2082	C$	400,000	$316,026	$—
Subordinated unsecured notes (d)	5.56%	2078-2082		$1,387,500	1,364,326	621,862
					$1,680,352	$621,862
					$7,191,375	$6,211,375
Less: current portion					(18,285)	(356,397)
					$7,173,090	$5,854,978
Short-term obligations of $960,570 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.
Recent financing activities:
(a)Senior unsecured revolving credit facilities
Subsequent to quarter-end on April 29, 2022, the Regulated Services Group entered into two new senior unsecured syndicated revolving credit facilities: a $1,000,000 senior unsecured revolving credit facility with an initial maturity date of April 29, 2027 (the “Long Term Regulated Services Credit Facility”) and a $500,000 short-term senior unsecured revolving credit facility maturing on March 31, 2023. Subject to the terms and conditions therein, the Long Term Regulated Services Credit Facility may be extended for two additional one-year periods. In conjunction with the new facilities, the Regulated Services Group’s $500,000 senior unsecured syndicated revolving credit facility was cancelled.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt (continued)
(b)Senior unsecured bank credit facilities
On December 20, 2021, the Regulated Services Group entered into a $1,100,000 senior unsecured syndicated delayed draw term facility (the “Regulated Services Delayed Draw Term Facility”), which matures on December 19, 2022. On January 3, 2022, the purchase price, plus certain adjustments and acquisition costs, for the acquisition of Liberty NY Water (note 3) of approximately $610,400 was funded through a draw on the Regulated Services Delayed Draw Term Facility.
(c)Canadian dollar senior unsecured notes
On February 15, 2022, the Company repaid a C$200,000 senior unsecured note on its maturity. Concurrent with the repayments, the Renewable Energy Group unwound and settled the related cross-currency fixed-for-fixed interest rate swap (note 21(b)(iii)).
(d)Subordinated unsecured notes
On January 18, 2022, the Company closed (i) an underwritten public offering in the United States (the “U.S. Offering”) of $750,000 aggregate principal amount of 4.75% fixed-to-fixed reset rate junior subordinated notes series 2022-B due January 18, 2082 (the “U.S. Notes”); and (ii) an underwritten public offering in Canada (the “Canadian Offering” and, together with the U.S. Offering, the “Offerings”) of C$400,000 (approximately $320,000) aggregate principal amount of 5.25% fixed-to-fixed reset rate junior subordinated notes series 2022-A due January 18, 2082 (the “Canadian Notes” and, together with the U.S. Notes, the “Notes”). Concurrent with the pricing of the Offerings, the Company entered into a cross currency interest rate swap to convert the Canadian dollar denominated proceeds from the Canadian Offering into U.S. dollars, and a forward starting swap to fix the interest rate for the second five-year term of the U.S. Notes (note 21(b)(ii)), resulting in an anticipated effective interest rate to the Company of approximately 4.95% throughout the first ten-year period of the Notes.
8.Pension and other post-employment benefits
The following table lists the components of net benefit costs for the pension plans and other post-employment benefits (“OPEB”) in the unaudited interim consolidated statements of operations for the three months ended March 31:

	Pension benefits		OPEB
	Three months ended March 31		Three months ended March 31
	2022	2021	2022	2021
Service cost	$3,856	$3,828	$1,555	$1,772
Non-service costs
Interest cost	6,063	6,706	2,359	1,021
Expected return on plan assets	(10,324)	(11,164)	(2,841)	(2,511)
Amortization of net actuarial loss	789	2,272	(86)	437
Amortization of prior service credits	(403)	(407)	6	—
Impact of regulatory accounts	6,338	6,184	677	1,146
	$2,463	$3,591	$115	$93
Net benefit cost	$6,319	$7,419	$1,670	$1,865

The service cost components of pension plans and OPEB are shown as part of operating expenses within operating income in the unaudited interim consolidated statements of operations. The remaining components of net benefit cost are considered non-service costs and have been included outside of operating income in the unaudited interim consolidated statements of operations.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
9.Other long-term liabilities
Other long-term liabilities consist of the following:

	March 31, 2022	December 31, 2021
Contract adjustment payments	$169,235	$187,580
Asset retirement obligations	142,504	142,147
Advances in aid of construction	88,847	82,580
Environmental remediation obligation	49,670	55,224
Customer deposits	33,041	32,633
Unamortized investment tax credits	17,304	17,439
Deferred credits and contingent consideration	37,398	35,982
Preferred shares, Series C	13,434	13,348
Hook-up fees	22,685	21,904
Lease liabilities	22,121	22,512
Contingent development support obligations	6,223	4,612
Note payable to related party	25,808	25,808
Other	43,703	42,050
	$671,973	$683,819
Less: current portion	(162,312)	(167,908)
	$509,661	$515,911
10.Shareholders’ capital
(a)Common shares
Number of common shares

	Three months ended March 31
	2022	2021
Common shares, beginning of period	671,960,276	597,142,219
Public offering	—	8,188,225
Dividend reinvestment plan	1,625,414	1,403,635
Exercise of share-based awards (b)	523,746	547,683
Conversion of convertible debentures	754	—
Common shares, end of period	674,110,190	607,281,762
On May 15, 2020, AQN re-established an at-the-market equity program (“ATM program”) that allowed the Company to issue up to $500,000 of common shares from treasury to the public from time to time, at the Company's discretion, at the prevailing market price when issued on the TSX, the NYSE, or any other existing trading market for the common shares of the Company in Canada or the United States. On November 19, 2021, in connection with the filing of a new base shelf prospectus, AQN withdrew the base shelf prospectus qualifying the ATM program.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Shareholders’ capital (continued)
(a)Common shares (continued)
As at May 12, 2022, the Company has issued since the inception of the ATM program in 2019 a cumulative total of 33,952,827 common shares at an average price of $15.08 per share for gross proceeds of $512,163 ($505,761 net of commissions). Other related costs, primarily related to the establishment and subsequent re-establishments of the ATM program, were $4,285.
(b)Share-based compensation
For the three months ended March 31, 2022, AQN recorded $(365) (2021 - $1,197) in total share-based compensation expense (recovery). The compensation expense (recovery) is recorded with payroll expenses in the unaudited interim consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at March 31, 2022, total unrecognized compensation costs related to non-vested share-based awards was $20,386 and is expected to be recognized over a period of 2.1 years.
Share option plan
During the three months ended March 31, 2022, the Board of Directors of the Company (the "Board") approved the grant of 646,090 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of C$19.11, the market price of the underlying common shares at the date of grant. One-third of the options vest on each of December 31, 2022, 2023 and 2024. The options may be exercised up to eight years following the date of grant.
The following assumptions were used in determining the fair value of share options granted:

	2022
Risk-free interest rate	1.9%
Expected volatility	23%
Expected dividend yield	4.3%
Expected life	5.50 years
Weighted average grant date fair value per option	C$	2.44
Performance and restricted share units
During the three months ended March 31, 2022, a total of 411,784 performance share units ("PSUs") and restricted share units ("RSUs") were granted to employees of the Company. The awards vest based on the terms of each agreement ranging from February 2023 to January 2025. During the three months ended March 31, 2022, the Company settled 797,034 PSUs and RSUs in exchange for 409,986 common shares issued from treasury, and 387,048 PSUs and RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards.
During the three months ended March 31, 2022, the Company settled 4,108 bonus deferral RSUs in exchange for 1,908 common shares issued from treasury, and 2,200 RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards. Subsequent to the quarter, on April 15, 2022, 3,397 bonus deferral RSUs were granted to employees of the Company. The RSUs are 100% vested.
Directors' deferred share units
During the three months ended March 31, 2022, 21,149 deferred share units ("DSUs") were issued pursuant to the election by Directors of the Company to defer a percentage of their directors' fee in the form of DSUs. In addition, the Company settled 5,176 DSUs in exchange for 2,403 common shares issued from treasury, and 2,773 DSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
11.Accumulated other comprehensive income (loss)
    AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain on cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2021	$(39,725)	$50,817	$(33,599)	$(22,507)
OCI	(25,982)	(97,103)	32,247	(90,838)
Amounts reclassified from AOCI to the unaudited interim consolidated statements of operations	(4,288)	42,772	9,804	48,288
Net current period OCI	$(30,270)	$(54,331)	$42,051	$(42,550)
OCI attributable to the non-controlling interests	(249)	—	—	(249)
Net current period OCI attributable to shareholders of AQN	$(30,519)	$(54,331)	$42,051	$(42,799)
Amounts reclassified from AOCI to non-controlling interest	(6,371)	—	—	(6,371)
Balance, December 31, 2021	$(76,615)	$(3,514)	$8,452	$(71,677)
OCI	8,539	(61,554)	—	(53,015)
Amounts reclassified from AOCI to the unaudited interim consolidated statements of operations	(694)	2,668	7	1,981
Net current period OCI	$7,845	$(58,886)	$7	$(51,034)
OCI attributable to the non-controlling interests	(687)	—	—	(687)
Net current period OCI attributable to shareholders of AQN	$7,158	$(58,886)	$7	$(51,721)
Balance, March 31, 2022	$(69,457)	$(62,400)	$8,459	$(123,398)
Amounts reclassified from AOCI for foreign currency cumulative translation affected interest expense and derivative gain (loss); those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and derivative gain (loss), while those for pension and other post-employment actuarial changes affected pension and other post-employment non-service costs.
12.Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared were as follows:

	Three months ended March 31
	2022				2021
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$115,574		$0.1706		$94,614		$0.1551
Series A preferred shares	C$	1,549	C$	0.3226	C$	1,549	C$	0.3226
Series D preferred shares	C$	1,273	C$	0.3182	C$	1,273	C$	0.3182

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Related party transactions
(a)Equity-method investments
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, during the three months ended March 31, 2022, the Company charged its equity-method investees $7,413 (2021 - $6,314). Additionally, one of the equity-method investees provides development services to the Company on specified projects, for which it earns a development fee upon reaching certain milestones. During the three months ended March 31, 2022, the development fees charged to the Company were $nil (2021 - $738).
In 2020, the Company issued a promissory note of $30,493 payable to Altavista Solar Subco, LLC, an equity investee of the Company at the time. The note was repaid in full during the second quarter of 2021. During the fourth quarter of 2021, the Company issued a promissory note of $25,808 payable to New Market Solar Investco, LLC, an equity investee of the Company.
(b)Redeemable non-controlling interest held by related party
Liberty Global Energy Solutions (note 6(a)), an equity investee of the Company, has a secured credit facility in the amount of $306,500 maturing on January 26, 2024. It is collateralized through a pledge of Atlantica Sustainable Infrastructure plc (“Atlantica”) ordinary shares. A collateral shortfall would occur if the net obligation as defined in the agreement would equal or exceed 50% of the market value of such Atlantica shares, in which case the lenders would have the right to sell Atlantica shares to eliminate the collateral shortfall. The Liberty Global Energy Solutions secured credit facility is repayable on demand if Atlantica ceases to be a public company. Liberty Global Energy Solutions has a preference share ownership in AY Holdings which AQN reflects as redeemable non-controlling interest held by related party. Redemption is not considered probable as at March 31, 2022. During the three months ended March 31, 2022, the Company incurred non-controlling interest attributable to Liberty Global Energy Solutions of $2,575 (2021 - $2,681) and recorded distributions of $2,584 (2021 - $2,544) (note 14).
(c)Non-controlling interest held by related party
Non-controlling interest held by related party represents an interest in a consolidated subsidiary of the Company, acquired by Atlantica Yield Energy Solutions Canada Inc.("AYES Canada") in May 2019 for $96,752 (C$130,103) and an interest in Algonquin (AY Holdco) B.V., a consolidated subsidiary of the Company, acquired by Liberty Development JV in November 2021 for $39,376. During the three months ended March 31, 2022, the Company recorded distributions of $7,422 (2021 - $4,471).
(d)     Transactions with Atlantica
During 2021, the Company sold Colombian solar assets to Atlantica for consideration of $23,863, with a gain on sale of $878, and contingent consideration of $2,600, if certain milestones are met. During the three months ended March 31, 2022 a gain of $1,200 relating to the contingent consideration has been recognized.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
14.Non-controlling interests and redeemable non-controlling interests
Net effect attributable to non-controlling interests consists of the following:

	Three months ended March 31
	2022	2021
HLBV and other adjustments attributable to:
Non-controlling interests - tax equity partnership units	$40,862	$22,246
Non-controlling interests - redeemable tax equity partnership units	1,599	1,718
Other net earnings attributable to:
Non-controlling interests	(1,519)	(3,999)
	$40,942	$19,965
Redeemable non-controlling interest, held by related party	(2,575)	(2,681)
Net effect of non-controlling interests	$38,367	$17,284
The non-controlling tax equity investors (“tax equity partnership units”) in the Company's U.S. wind power and solar power generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings attributable to the non-controlling interest holders in these subsidiaries is calculated using the Hypothetical Liquidation at Book Value ("HLBV") method of accounting.
15.Income taxes
For the three months ended March 31, 2022, the provision for income taxes in the unaudited interim consolidated statements of operations represents an effective tax rate different than the Canadian enacted statutory rate of 26.5% (March 31, 2021 - 26.5%). The differences are as follows:

	Three months ended March 31
	2022	2021
Expected income tax expense at Canadian statutory rate	$16,443	$(6,618)
Increase (decrease) resulting from:
Effect of differences in tax rates on transactions in and within foreign jurisdictions and change in tax rates	(12,477)	(14,937)
Adjustments from investments carried at fair value	1,013	4,133
Non-controlling interests share of income	11,053	12,315
Acquisition related state deferred tax adjustments	7,600	—
Tax credits	(10,151)	(11,585)
Amortization and settlement of excess deferred income tax	(4,034)	(4,617)
Other	5	(329)
Income tax expense (recovery)	$9,452	$(21,638)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
16.Other net losses
Other net losses consist of the following:

	Three months ended March 31
	2022	2021
Acquisition and transition-related costs	$2,165	$2,102
Other	2,565	6,282
	$4,730	$8,384
17.Basic and diluted net earnings per share
Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net earnings per share is computed using the weighted-average number of common shares, additional shares issued subsequent to quarter-end under the dividend reinvestment plan, PSUs, RSUs and DSUs outstanding during the period and, if dilutive, potential incremental common shares related to the convertible debentures or resulting from the application of the treasury stock method to outstanding share options and Green Equity Units (note 7).
The reconciliation of the net earnings and the weighted average shares used in the computation of basic and diluted earnings per share are as follows:

	Three months ended March 31
	2022	2021
Net earnings attributable to shareholders of AQN	$90,965	$13,947
Series A preferred shares dividend	1,218	1,215
Series D preferred shares dividend	1,002	999
Net earnings attributable to common shareholders of AQN – basic and diluted	$88,745	$11,733
Weighted average number of shares
Basic	673,742,425	599,659,587
Effect of dilutive securities	4,448,713	5,525,965
Diluted	678,191,138	605,185,552
This calculation of diluted shares for the three months ended March 31, 2022 excludes the potential impact of the Green Equity Units and potential incremental shares related to 1,134,711 securities (2021 - 437,006) as they are anti-dilutive.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information
The Company is managed under two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The two business units are the two segments of the Company.
The Regulated Services Group, the Company's regulated operating unit, owns and operates a portfolio of electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Renewable Energy Group, the Company's non-regulated operating unit, owns and operates a diversified portfolio of renewable and thermal electric generation assets in North America and internationally.
For purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business units. Dividend income from Atlantica and AYES Canada is included in the operations of the Renewable Energy Group, while interest income from San Antonio Water System is included in the operations of the Regulated Services Group. Equity method income and losses are included in the operations of the Regulated Services Group or Renewable Energy Group based on the nature of the activities of the investees. The change in value of investments carried at fair value, unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship and foreign exchange gains and losses are not considered in management’s evaluation of divisional performance and are therefore, allocated and reported under corporate.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Three months ended March 31, 2022
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$622,759	$88,220	$—	$710,979
Other revenue	14,988	9,344	386	24,718
Fuel, power and water purchased	234,572	14,906	—	249,478
Net revenue	403,175	82,658	386	486,219
Operating expenses	184,409	27,590	3	212,002
Administrative expenses	8,070	7,545	1,837	17,452
Depreciation and amortization	80,283	39,417	264	119,964
Loss on foreign exchange	—	—	262	262
	130,413	8,106	(1,980)	136,539
Gain on sale of renewable assets	—	1,200	—	1,200
Operating income (loss)	130,413	9,306	(1,980)	137,739
Interest expense	(21,426)	(15,713)	(20,804)	(57,943)
Income (loss) from long-term investments	4,509	27,626	(42,824)	(10,689)
Other expenses	(4,888)	(748)	(1,421)	(7,057)
Earnings (loss) before income taxes	$108,608	$20,471	$(67,029)	$62,050
Property, plant and equipment	$8,093,549	$3,645,043	$31,617	$11,770,209
Investments carried at fair value	2,156	1,807,142	—	1,809,298
Equity-method investees	37,855	342,620	21,132	401,607
Total assets	11,435,863	6,064,427	169,574	17,669,864
Capital expenditures	$255,585	$72,114	$—	$327,699
(1) Renewable Energy Group revenue includes $4,830 related to net hedging loss from energy derivative contracts and availability credits for the three-months period ended March 31, 2022 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $6,278 related to alternative revenue programs for the three-months period ended March 31, 2022 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Three months ended March 31, 2021
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$587,137	$30,783	$—	$617,920
Other revenue	11,466	4,770	386	16,622
Fuel, power and water purchased	245,522	7,928	—	253,450
Net revenue	353,081	27,625	386	381,092
Operating expenses	152,182	27,872	3	180,057
Administrative expenses	7,543	6,183	2,917	16,643
Depreciation and amortization	67,567	29,578	294	97,439
Loss on foreign exchange	—	—	862	862
Operating income	125,789	(36,008)	(3,690)	86,091
Interest expense	(24,301)	(16,293)	(8,986)	(49,580)
Income (loss) from long-term investments	1,174	22,417	(74,098)	(50,507)
Other expenses	(8,491)	(876)	(1,612)	(10,979)
Earnings (loss) before income taxes	$94,171	$(30,760)	$(88,386)	$(24,975)
Capital expenditures	$212,519	$77,085	$5,785	$295,389
	December 31, 2021
Property, plant and equipment	$7,394,151	$3,615,915	$32,380	$11,042,446
Investments carried at fair value	2,296	1,846,160	—	1,848,456
Equity-method investees	37,492	375,460	20,898	433,850
Total assets	$10,512,799	$6,123,888	$149,149	$16,785,836
(1) Renewable Energy Group revenue includes $49,585 related to net hedging loss from energy derivative contracts for the three-months period ended March 31, 2021 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $2,361 related to alternative revenue programs for the three-months period ended March 31, 2021 that do not represent revenue recognized from contracts with customers.
The majority of non-regulated energy sales are earned from contracts with large public utilities. The Company has sought to mitigate its credit risk by selling energy to large utilities in various North American locations. None of the utilities contribute more than 10% of total revenue.
AQN operates in the independent power and utility industries in the United States, Canada and other regions. Information on operations by geographic area is as follows:

	Three months ended March 31
	2022	2021
Revenue
United States	$601,333	$511,827
Canada	53,835	47,851
Other regions	80,529	74,864
	$735,697	$634,542
Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
19.Commitments and contingencies
(a)Contingencies
AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN’s exposure to such litigation to be material to these unaudited interim consolidated financial statements. Accruals for any contingencies related to these items are recorded in the consolidated financial statements at the time it is concluded that their occurrence is probable and the related liability is estimable.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco"). The cause of the fire is undetermined at this time, and CAL FIRE has not yet issued a report. There are currently 10 active lawsuits that name the Company and/or certain of its subsidiaries as defendants in connection with the Mountain View fire. Five of these lawsuits are brought by groups of individual plaintiffs alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007. In the sixth active lawsuit, County of Mono, Antelope Valley Fire Protection District, Toiyabe Indian Health Project, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. In three other lawsuits, insurance companies allege inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. The tenth lawsuit alleges the wrongful death of an individual, along with causes of action similar to those alleged in the cases filed by groups of individual plaintiffs. The likelihood of success in these lawsuits cannot be reasonably predicted. Liberty CalPeco intends to vigorously defend them. The Company has wildfire liability insurance that is expected to apply up to applicable policy limits.
Apple Valley Condemnation Proceedings
On January 7, 2016, the Town of Apple Valley filed a lawsuit seeking to condemn the utility assets of Liberty Utilities (Apple Valley Ranchos Water) Corp. (“Liberty Apple Valley”). On May 7, 2021, the Court issued a Tentative Statement of Decision denying the Town of Apple Valley’s attempt to take the Apple Valley water system by eminent domain. The ruling confirmed that Liberty Apple Valley’s continued ownership and operation of the water system is in the best interest of the community. The Town filed its objections to the Tentative Decision on June 1, 2021. On October 14, 2021, the Court denied the Town’s objections and issued the Final Statement of Decision. The Court signed and entered an Order of Dismissal and Judgment on November 12, 2021. On January 7, 2022, the Town filed a notice of appeal of the judgment entered by the Court.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
19.Commitments and contingencies (continued)
(b)Commitments
In addition to the commitments related to the development projects disclosed in note 6, the following significant commitments exist as at March 31, 2022.
AQN has outstanding purchase commitments for power purchases, gas supply and service agreements, service agreements, capital project commitments and land easements. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (i)	$48,680	$34,053	$34,229	$26,994	$12,336	$151,997	$308,289
Gas supply and service agreements (ii)	93,974	71,725	52,345	42,658	27,403	173,280	461,385
Service agreements	65,179	59,269	57,695	55,494	48,167	336,564	622,368
Capital projects	65,428	—	—	—	—	—	65,428
Land easements and others	12,977	13,119	13,285	13,465	13,629	469,055	535,530
Total	$286,238	$178,166	$157,554	$138,611	$101,535	$1,130,896	$1,993,000
(i)    Power purchase: AQN’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as at March 31, 2022. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.
(ii)     Gas supply and service agreements: AQN’s gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.
20.Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three months ended March 31
	2022	2021
Accounts receivable	$(40,612)	$(29,746)
Fuel and natural gas in storage	16,234	17,972
Supplies and consumables inventory	(7,769)	(3,103)
Income taxes recoverable	2,932	(165)
Prepaid expenses	(7,350)	(1,029)
Accounts payable	(21,665)	(39,330)
Accrued liabilities	53,296	(69,359)
Current income tax liability	2,203	4,852
Asset retirements and environmental obligations	(499)	(459)
Net regulatory assets and liabilities	(44,918)	(268,151)
	$(48,148)	$(388,518)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments
(a)Fair value of financial instruments

March 31, 2022	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,809,298	$1,809,298	$1,719,286	$—	$90,012
Development loans and other receivables	63,882	63,810	—	63,810	—
Derivative instruments:
Interest rate swap designated as a hedge	22,309	22,309	—	22,309	—
Energy contracts designated as a cash flow hedge	2,513	2,513	—	—	2,513
Energy contracts not designated as cash flow hedge	913	913	—	—	913
Congestion revenue rights designated as a cash flow hedge	4,104	4,104	—	—	4,104
Congestion revenue rights not designated as a cash flow hedge	1,451	1,451	—	—	1,451
Commodity contracts for regulated operations	1,979	1,979	—	1,979	—
Cross-currency swap designated as a net investment hedge	4,109	4,109	—	4,109	—
Cross-currency swap designated as a cash flow hedge	540	540	—	540	—
Total derivative instruments	37,918	37,918	—	28,937	8,981
Total financial assets	$1,911,098	$1,911,026	$1,719,286	$92,747	$98,993
Long-term debt	$7,191,375	$7,156,198	$3,103,268	$4,052,930	$—
Notes payable to related party	25,808	25,808	—	25,808	—
Convertible debentures	274	547	547	—	—
Preferred shares, Series C	13,434	13,724	—	13,724	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	102,571	102,571	—	—	102,571
Energy contracts not designated as a cash flow hedge	78	78	—	—	78
Cross-currency swap designated as a net investment hedge	36,202	36,202	—	36,202	—
Cross-currency swap designated as a cash flow hedge	7,391	7,391	—	7,391	—
Interest rate swaps designated as a hedge	2,899	2,899	—	2,899	—
Total derivative instruments	149,141	149,141	—	46,492	102,649
Total financial liabilities	$7,380,032	$7,345,418	$3,103,815	$4,138,954	$102,649

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2021	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investment carried at fair value	$1,848,456	$1,848,456	$1,753,210	$—	$95,246
Development loans and other receivables	32,261	33,286	—	33,286	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	15,362	15,362	—	—	15,362
Interest rate swap designated as a hedge	1,581	1,581	—	1,581	—
Commodity contracts for regulatory operations	1,721	1,721	—	1,721	—
Cross-currency swap designated as a net investment hedge	1,958	1,958	—	1,958	—
Total derivative instruments	20,622	20,622	—	5,260	15,362
Total financial assets	$1,901,339	$1,902,364	$1,753,210	$38,546	$110,608
Long-term debt	$6,211,375	$6,543,933	$2,418,580	$4,125,352	—
Notes payable to related party	25,808	25,808	—	25,808	—
Convertible debentures	277	519	519	—	—
Preferred shares, Series C	13,348	14,580	—	14,580	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	60,462	60,462	—	—	60,462
Energy contracts not designated as a cash flow hedge	1,169	1,169	—	—	1,169
Cross-currency swap designated as a net investment hedge	50,258	50,258	—	50,258	—
Interest rate swaps designated as a hedge	7,008	7,008	—	7,008	—
Commodity contracts for regulated operations	1,348	1,348	—	1,348	—
Total derivative instruments	120,245	120,245	—	58,614	61,631
Total financial liabilities	$6,371,053	$6,705,085	$2,419,099	$4,224,354	$61,631
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as at March 31, 2022 and December 31, 2021 due to the short-term maturity of these instruments.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(a)Fair value of financial instruments (continued)
The fair value of development loans and other receivables (level 2) is determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The fair value of the investment in Atlantica (level 1) is measured at the closing price on the NASDAQ stock exchange.
The Company’s level 1 fair value of long-term debt is measured at the closing price on the NYSE and the over-the-counter closing price. The Company’s level 2 fair value of long-term debt at fixed interest rates and Series C preferred shares has been determined using a discounted cash flow method and current interest rates. The Company's level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of AQN's common shares on a converted basis.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options, rights, subscription agreements and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales, congestion revenue rights ("CRRs") and the fair value of the Company's investment in AYES Canada. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $21.14 to $126.25 with a weighted average of $38.66 as at March 31, 2022. The weighted average forward market prices are developed based on the quantity of energy expected to be sold monthly and the expected forward price during that month. The change in the fair value of the energy contracts is detailed in notes 21(b)(ii) and 21(b)(iv). The significant unobservable inputs used in the fair value measurement of CRRs are recent CRR auction prices ranging from $1.80 to $10.84 with a weighted average of $4.25 as of March 31, 2022. The significant unobservable inputs used in the fair value measurement of the Company's AYES Canada investment are the expected cash flows, the discount rates applied to these cash flows ranging from 8.45% to 8.95% with a weighted average of 8.84%, and the expected volatility of Atlantica's share price ranging from 25% to 37% as at March 31, 2022. Significant increases (decreases) in expected cash flows or increases (decreases) in discount rate in isolation would have resulted in a significantly lower (higher) fair value measurement.
(b)Derivative instruments
Derivative instruments are recognized on the unaudited interim consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.
(i)Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas and electric service territories. The Company’s strategy is to minimize fluctuations in gas sale prices to regulated customers. The following are commodity volumes, in dekatherms (“dths”), associated with the above derivative contracts:

March 31, 2022
Financial contracts: Swaps	709,839
Options	113,504
823,343

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(i)Commodity derivatives – regulated accounting (continued)
The accounting for these derivative instruments is subject to guidance for rate regulated enterprises. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity costs adjustments (note 5). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.
(ii)Cash flow hedges
The Company has sought to reduce the price risk on the expected future sale of power generation at the Sandy Ridge, Senate, Minonk, and Shady Oaks II Wind Facilities by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
4,432,940	September 2030	$24.54	Illinois Hub
490,238	December 2028	$31.29	PJM Western HUB
2,318,930	December 2027	$23.26	NI HUB
1,887,172	December 2027	$36.46	ERCORT North HUB
The Company provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Hydroelectric Facility is expected to provide a portion of the energy required to service these customers, AQN anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy. The Company mitigates the risk by using short-term financial forward energy purchase contracts. These short-term derivatives are not accounted for as hedges and changes in fair value are recorded in earnings as they occur (note 21(b)(iv)). A prior contract used as a hedging instrument expired in February 2022.
The Company is party to two interest rate swap contracts as cash flow hedges to mitigate the risk that LIBOR-based interest rates will increase over the life of term loan facilities. Under the terms of the interest rate swap contracts, the Company has fixed its LIBOR interest rate expense on $87,627 and $8,875 to 3.28% and 3.02%, respectively, on its two term loan facilities. The fair value of the derivative on the designation date is amortized into earnings over the remaining life of the contract.
The Company is party to a forward-starting interest rate swap in order to reduce the interest rate risk related to the quarterly interest payments between July 1, 2024 and July 1, 2029 on the $350,000 subordinated unsecured notes and between April 18, 2027 and April 18, 2032 on the $750,000 subordinated unsecured notes. The Company designated the entire notional amount of the pay-variable and receive-fixed interest rate swaps as a hedge of the future quarterly variable-rate interest payments associated with the subordinated unsecured notes.
In January 2022, the Company entered into a cross-currency swap, coterminous with the Canadian Notes, to effectively convert the C$400,000 Canadian Offering into U.S. dollars. The change in the carrying amount of the notes due to changes in spot exchange rates is recognized each period in the unaudited interim consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(ii)Cash flow hedges (continued)
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	Three months ended March 31
	2022	2021
Effective portion of cash flow hedge	$(61,554)	$(30,731)
Amortization of cash flow hedge	(164)	(898)
Amounts reclassified from AOCI	2,832	39,273
OCI attributable to shareholders of AQN	$(58,886)	$7,644
The Company expects $1,843, $1,555 and $302 of unrealized gains and losses currently in AOCI to be reclassified, net of taxes into non-regulated energy sales, interest expense and derivative gains, respectively, within the next 12 months, as the underlying hedged transactions settle.
(iii)Foreign exchange hedge of net investment in foreign operation
The functional currency of most of AQN's operations is the U.S. dollar. The Company designates obligations denominated in Canadian dollars as a hedge of the foreign currency exposure of its net investment in its Canadian investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $175 for the three months ended March 31, 2022 (2021 - loss of $268) was recorded in OCI.
On May 23, 2019, the Company entered into a cross-currency swap, coterminous with the subordinated unsecured notes, to effectively convert the $350,000 U.S.-dollar-denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates is recognized each period in the unaudited interim consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. Upon the change in functional currency of AQN to the U.S. dollar on January 1, 2020, this hedge was dedesignated. The OCI related to this hedge will be amortized into earnings in the period that future interest payments affect earnings over the remaining life of the original hedge. The Company redesignated this swap as a hedge of AQN's net investment in its Canadian subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. The fair value of the derivative on the redesignation date will be amortized over the remaining life of the original hedge. A foreign currency loss of $4,232 for the three months ended March 31, 2022 (2021 - $4,014) was recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(iii)     Foreign exchange hedge of net investment in foreign operation (continued)
Canadian operations
The Company is exposed to currency fluctuations from its Canadian-based operations. AQN manages this risk primarily through the use of natural hedges by using Canadian long-term debt to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases.
The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency and are exposed to currency fluctuations from their U.S. dollar transactions. The Company designates obligations denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in its U.S. investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $395 for the three months ended March 31, 2022 (2021 - gain of $1,921) was recorded in OCI.
The Company was party to C$500,000 cross-currency swaps to effectively convert Canadian dollar debentures into U.S. dollars. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Renewable Energy Group's U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A gain of $2,053 for the three months ended March 31, 2022 (2021 - $6,740) was recorded in OCI. On February 15, 2022, the Renewable Energy Group settled the related cross-currency swap related to its C$200,000 debenture that was repaid (note 7(c)).
On April 9, 2021, the Renewable Energy Group entered into a fixed-for-fixed cross-currency interest rate swap, coterminous with the senior unsecured debentures (note 7(b)), to effectively convert the C$400,000 Canadian-dollar-denominated offering into U.S. dollars. The Renewable Energy Group designated the entire notional amount of the fixed-for-fixed cross-currency interest rate swap as a hedge of the foreign currency exposure of its net investment in its U.S. operations. The gain or loss related to the fair value changes of the swap are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A loss of $5,812 for the three months ended March 31, 2022 was recorded in OCI.
Chilean operations
The Company is exposed to currency fluctuations from its Chilean-based operations. The Company's Chilean operations are determined to have the Chilean peso as their functional currency. Chilean long-term debt used to finance the operations is denominated in Chilean Unidad de Fomento.
(iv)Other derivatives
Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.
For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(iv)Other derivatives (continued)
The effects on the unaudited interim consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended March 31
	2022	2021
Change in unrealized loss on derivative financial instruments:
Energy derivative contracts	$(751)	$(322)
Total change in unrealized loss on derivative financial instruments	$(751)	$(322)
Realized gain on derivative financial instruments:
Energy derivative contracts	306	163
Total realized gain on derivative financial instruments	$306	$163
Loss on derivative financial instruments not accounted for as hedges	(445)	(159)
Amortization of AOCI gains frozen as a result of hedge dedesignation	696	1,248
	$251	$1,089
Amounts recognized in the consolidated statements of operations consist of:
Gain on derivative financial instruments	$251	$1,089
(c)Risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost-effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.
This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk and liquidity risk, and how the Company manages those risks.
22.Comparative figures
Certain of the comparative figures have been reclassified to conform to the unaudited interim consolidated financial statement presentation adopted in the current period.